Skadden, Arps, Slate, Meagher & Flom llp 320 south canal street Chicago, Illinois 60606-5707 -------- TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com September 13, 2024
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Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn:	David L. Orlic Jeff Long

RE:	The Gabelli Convertible and Income Securities Fund Inc.
(File Nos.: 333-280756; 811-05715)

Dear Mr. Orlic and Mr. Long:

Thank you for your oral comments regarding your review of the registration statement on Form N-2 filed on July 11, 2024 (the “Registration Statement”) by The Gabelli Convertible and Income Securities Fund Inc. (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

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Division of Investment Management

U.S. Securities and Exchange Commission

September 13, 2024

Disclosure Comments

1.	Please provide the validity opinion at least five days before the requested effectiveness date of the registration statement.

The Fund will provide the validity opinion as requested.

2.	Please confirm that there are no material changes to the forms of prospectus supplements filed with the Registration Statement relative to the forms of prospectus supplements filed with the Fund’s prior shelf registration statement.

The Fund confirms that there are no material changes to the forms of prospectus supplements.

3.	Under “Prospectus Summary—Management and Fees” it states “Gabelli Funds, LLC serves as the Fund’s investment adviser and is compensated for its services and its related expenses at an annual rate of 1.00% of the Fund’s average daily net assets including the liquidation value of preferred shares. Net assets does not include amounts attributable to liabilities constituting indebtedness. Therefore, the Fund will pay an advisory fee on any assets attributable to leverage it uses.” This seems contradictory, please clarify.

The Fund has revised this disclosure as follows:

“Gabelli Funds, LLC serves as the Fund’s investment adviser and is compensated for its services and its related expenses at an annual rate of 1.00% of the Fund’s average daily net assets including the liquidation value of preferred shares. In calculating net assets for this purpose, liabilities does not include amounts attributable to liabilities constituting indebtedness. Therefore, the Fund will pay an advisory fee on any assets attributable to leverage it uses.”

4.	Please update the data under the heading “Price Range of Common Shares.”

The Fund has revised disclosure as requested.

5.	Please confirm that there were no material changes to the disclosure under the heading “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.”

The Fund confirms that there are no material changes to the Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.

6.	With respect to the MGCL Control Share Act, please disclose: (i) the rationale for opting in to these provisions; (ii) the impact upon shareholders of these provisions; and (iii) whether the board has considered the provisions and determined that they are in the best interest of the fund and its shareholders. Please also disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the 40 Act. Please also briefly summarize this in the prospectus summary section.

The Fund has added the requested disclosure.

Division of Investment Management

U.S. Securities and Exchange Commission

September 13, 2024

7.	With respect to the MGCL Control Share Act, the Fund discloses that “In connection with the Fund’s election to be subject to the Control Share Act, the Fund’s Board of Directors amended the Fund’s bylaws to exempt the Fund’s preferred stock from the Control Share Act. This exemption applies to the Fund’s outstanding preferred stock and to any preferred stock it may issue in the future.” Please disclose why the Board determined to exempt preferred stock.

The Fund has added the requested disclosure.

8.	In the Statement of Additional Information, under the heading “Management of the Fund—Investment Advisory and Administrative Arrangements” it states that “Because the investment advisory fees are based on a percentage of total assets, which includes assets attributable to the Fund’s use of leverage and assets from derivative transactions, the Investment Adviser may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund’s use of leverage and/or derivative transactions.” Should the reference to a percentage of total assets instead refer to net assets.

The Fund has revised the disclosure to align disclosure regarding the advisory fees throughout the prospectus and SAI.

9.	In Part C – Item 25, consider whether the cross references are correct for Exhibits (b)(iii) and (b)(iv). If they are correct, please explain why they were not filed with the prior shelf registration statement. Also, please add hyperlinks as applicable.

The Fund confirms that the cross references to the filings are correct for Exhibits (b)(iii) and (b)(iv). However, the dates provided for such amendments to the by-laws in the exhibit index were incorrect in the prior filing as a result of a typographic error. Amendment no. 2 to the by-laws (Exhibit (b)(iii)) was effective as of August 17, 2022 and was filed as an exhibit to Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, as filed with the SEC on August 25, 2022. Amendment no. 3 to the Fund’s by-laws (Exhibit (b)(iv)) was effective as of February 16, 2023 and was filed as an exhibit to Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, as filed with the SEC on March 16, 2023. The Fund has included hyperlinks as applicable.

10.	In Part C – Item 34, please explain why undertaking 8 from the prior shelf registration statement has been omitted.

The Fund respectfully submits that the undertakings contained in Item 34 of the current Registration Statement have been revised to conform with the current requirements of Form N-2.

Accounting Comments

11.	Include hyperlinks to information incorporated by reference as necessary.

The Fund has included the required hyperlinks.

Division of Investment Management

U.S. Securities and Exchange Commission

September 13, 2024

7.	The N-CSR for the fiscal year ended December 31, 2023 did not include an auditors consent. Amend the N-CSR to include an auditors consent.

The auditors consent was inadvertently omitted from the Fund’s N-CSR for the fiscal year ended December 31, 2023. An amended N-CSR was filed on July 26, 2024 in order to file the auditors consent. An auditors consent with respect to this Registration Statement has been filed with the Amendment.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Best regards,

/s/ Kevin T. Hardy
Kevin T. Hardy